What it feels like

Start a startup	A casual board meeting with your supporters
Write a book	An online writers group with the spotlight on you
Record an album	A listening party with your closest fans
Lose weight	A support group encouraging your journey
Start a podcast	A weekly live recording with your first listeners
Find a job	Your people helping you land your next role
Any other dream	A team of your favorite people supporting you

BOZ

Accomplish your dreams, with your people

boz.land   Berkeley, CA

Highlights

(1) It's like Github + Discord for pursuing your dreams.

(2) CEO was Venmo's 2nd engineer / Head of Growth and CTO is Head of Engineering at a $700M startup.

We built the MVP to write a book, adapted it to start a company, and are

3 We built the MVP to write a book, adapted it to start a company, and are expanding to all dreams.

4 We have several beta customers who are excited to experiment with us as we build the platform.

Featured Investor


Matt Knox
Invested $25,000 ⓘ

Follow

"Boz exists to make it easy for anyone to bring together a community centered around making their dream come to life. This has to be among the highest possible purposes of social media, so I found the mission compelling. Andrew is exactly the right person to execute on this-he led Venmo's growth from the very beginning. They already have early signs of product-market fit in that they have early customers signed up, and it has a natural growth mechanism, in that nearly every customer is going to start with IRL associations that they will bring onto the platform."

Our Team


Andrew Staub Co-Founder & CEO

At Venmo, Andrew was engineer #2 and then Head of Growth. He helped build the early product and then led growth from 10,000 to 1 million users. He left Venmo to co-found a growth platform. He joined Fin as Head of Growth and then became Product Architect.


Seth Co-Founder & CTO

Seth has built and led several engineering teams, most recently from 0 to 50+ contributors. He has led teams at Disney, Pandora, Postmates, Blend, Facebook, and Mudflap. He's also an experienced Product Engineer and is excited to get back to building.

Our Elevator Pitch

We're building a social platform to help people accomplish their dreams.

Andrew started building tools to help himself pursue his dream of writing a book (**Growing Venmo**); Seth and Andrew adapted them to help themselves start this company (**Building Boz**); and now we're turning them into a social platform designed to help people pursue their dreams and support the pursuits of others.

Our project leaders (dreamers) form communities around their projects, starting with their friends and family. They host recurring online live episodes / calls with community members who are available. For those who cannot attend, the episodes are auto-recorded, transcribed, and summarized and distributed.

Our core thesis is "working with people you love and making it fun drastically increases your chances of success" and we're helping people apply this to the pursuit of their dreams.

We envision a social platform of hundreds of millions of people working online together to start companies, write books, lose weight, find jobs, change career paths, or any other project they want to rally friends around.

Our Friends & Family Round

What's the money for?

Almost all of the money will be used to pay our salaries.

It will give us at least 6 months to:

- Turn our MVP into a platform.

- Launch our beta customer communities.

- Launch a self service version of the platform.

- Raise a larger round of funding based on our progress.

Why Friends & Family?

Raising from friends and family is one of the most common ways startups raise their first funds. The founders are giving away a portion of the company, in exchange for money. Who better than the people we know and love to have as our partners on this journey.

We believe anyone should be able to invest in early stage startups.

In the past, only accredited investors could invest in startups, so founders would need to target their friends who had lots of money. Regulations have changed and now anyone can invest, with a minimum investment of $100.

What are the terms / what % of the company will you own?

We are raising the round using a $9 million, pre-money SAFE. SAFE's have become the standard way for startups to raise their first funds. If we end up raising a priced round or getting acquired, your investment will be at the valuation of $9 million + the total we raise in this round. By investing, you are basically saying you think the company will eventually be worth over $9 million.

We are planning to raise between $150,000 and $500,000. Let's assume we raise $300,000. So if you invest $1,000, you could potentially own

we raise $[illegible]00,000. So if you invest $1,000, you could potentially own about 0.01% of the company ($1,000 / $9,300,000). Your ownership will be diluted by future rounds of fundraising.

How risky is the investment?

It's a very risky investment so only invest what you are willing to lose. Most startups fail.

But it's closer to poker than a lottery ticket. There's a lot of luck involved but the people playing and the game they are playing in have a big impact on the likelihood of success.

With the risk, comes high potential reward.

What is the potential upside?

We believe the potential market is huge and Boz has the potential to be worth billions of dollars one day. Our goal is to build a really impactful company. We want to help as many people pursue their dreams as we can. There are lots of other outcomes that could still make it a good investment.

There are a few scenarios where you can make money on the investment:

- Boz is acquired
- Boz goes public
- Boz becomes profitable and chooses to pay dividends, as opposed to reinvesting the profits.

What is the commitment?

There is no commitment outside of the monetary investment.

However, we are building a community around the company and we would love to have you as part of it. You are also invited if you do not

would love to have you as part of it. You are also invited if you do not invest. You can join us at **buildingboz.com**.

How did we choose the valuation?

We chose the valuation based on two main factors:

1. **The market for early stage startup investments.** We've heard that confident, experienced, Bay Area founders should start raising at $8M post-money, and keep raising the valuation as they raise money. We've also heard the YC recommends raising from F&F on an uncapped safe, giving these early investors no better deal than the investors who invest later on. The median pre-money valuation for seed financings in Q4 was $13.3 million. We're not at the seed stage yet and want to offer our F&F a better deal.

2. **The % of the company we think we should give up at this stage.** Founders need to be careful how much of the company they give up. They need to reserve equity to: raise subsequent rounds of funding, incentive early employees, and keep the founders incentivized and in control over future rounds of funding. We have decided we want to give away around 5% of the company at this stage.

We are using the discounted offer for earlier investors on Wefunder to give us two stages of valuation in the Friends and Family round. Those who commit earlier and invest the first $200K will get a 10% discount - a $8.1M pre-money valuation. The remaining investments will be at $9M pre-money.

How the product works

At it's core, **Boz helps people commit to share, converse, and record with a group of people, on a regular schedule.** It also makes it easy and fun for the supporters to help the people they care about. People love helping others, but often don't know how.

Boz episodes are the dreamer's show, once a week or month, where other people can show up and provide support. For those who can't make it, the meeting content is made accessible in various formats, allowing them to provide support asynchronously.

Getting started on a dream

1. Define a dream, project, or goal

2. Decide whether to charge and how much

3. Set a start date, regular meeting time, and frequency (i.e. weekly)

4. Invite some friends

5. Host live episodes

6. The meetings are recorded, transcribed, summarized, and distributed through notifications and feeds to other community members

Why it works

The Boz process makes the project social, with live online conversation, which helps people:

- Have more fun

- Create accountability

- Collect feedback

- Potentially charge for their work.

What it feels like

Start a startup: a casual board meeting with your supporters

Write a book: an online writers group with the spotlight on you

Record an album: a listening party with your closest fans

Lose weight: a support group encouraging your journey

Start a podcast: a weekly live recording with your first listeners

Find a job: your people helping you land your next role

Any other dream: a team of your favorite people supporting you

The MVP

You can check out our two alpha communities, **Growing Venmo** and **Building Boz**, to get a better understanding of the product.

Here are some screenshots from the Growing Venmo community.

The Landing Page

 Join Andrew Staub as he writes





Join the beta book community

 **Read along (or listen)**
Get access to early drafts of chapters, as Andrew writes.

 **Attend live online author readings**
Join Andrew, special guests, and the community for readings, Q&A, and smalltalk.

 **Help shape the story**
Provide feedback and help Andrew write a better book.

 **Get the book**
You will get early access to the final version of the book.

 **Support Andrew**
It's like a Kickstarter, but for a book. Pre-paying helps Andrew focus on this project.

Access Level

Beta Member	$25
📅 Attend live online author readings	
📖 Read early releases of chapter drafts	
▶ Listen to recorded author readings	
🗎 Receive digital book, when released	

Free Preview	$0

Payment Method

venmo	💳 Card

Email Address

JOIN

The Audio Player

Community members can listen to recordings of the live episodes.

Growing Venmo
How we made paying friends fun



Introduction
Staub explains why he is telling this story.





Chapter 1

Pivot?!

Staub is shocked to learn Venmo may pivot.





Chapter 2

Ideas are worthless

The team spends the day discussing the market for Venmo and other products they could work on.





Chapter 3

Love will lead the way

Staub reflects on the 18 months before he was hired.



The Reader

Community members can read the written version of the chapters and leave google docs style reactions and comments.



Growing Venmo
How we made paying friends fun

Chapter 1: Pivot?!

Draft as of September 29, 2023

"We're considering pivoting."

My face warmed up and my eyes glazed over. I had trouble listening to the rest of what Iqram and Kortina were saying. Something about having money in the bank







and a great team. Working on other things. Brainstorms.

I looked around the room and it seemed like nobody else was as shocked as I was.

It was my first day.

What the hell?

I couldn't believe it. I had just spent four months teaching myself to code, working until 11pm every night, so that they would hire me. I v

They finally let me join whole team that they

Earlier that morning, a alarm went off on my i black bedroom. Iqram overlooking the bustlir Street, in the Rittenho City Philadelphia. I had light; the only window unknown reason.



Iqram Magdon-Ismail
Oct 17, 2023 · 🌐 Public

I remember you working late in the robin spot !

 **Diana Hawk**
Jan 4, 2024

This is so fun to see Iqram's notes! Makes the story super dynamic :)

Add thoughts here...

How we will make money

We're going to charge the project leaders:

- Monthly SAAS fees based on community size and features (likely starting at $10 / month)

- A % of revenue collected on the platform (we're thinking 10%)

If we help a lot of people, we will make a lot of money.

Our Beta Customers

We have several beta customers who are are excited to experiment with us and build their communities. We have 4 authors, 1 startup, and 1 band committed. We will probably add a few more but want to work with a small group to build the initial platform.



Our beta customers!

Evolution of Our Vision

May 2023

Andrew started building the MVP to help himself **make money and build a community while he writes his first book.**

November 2023

After using the MVP for 3 weeks, Andrew realized it could **help anyone write a book by making the process social**, not just help the next big book make money.

January 2024

Andrew and Seth adapted the MVP to build a community around their

Andrew and Seth adapted the MVP to build a community around their startup, similar to how Andrew built a community around his book. The vision expanded to **help anyone with a creative project, by making the process social**.

<u>March 2024</u>

After using the product to help them start Boz for 3 months, the vision crystalized as a **social platform to help people accomplish their dreams**.

Our advisors

In addition to our **<u>Building Boz</u>** community, we have some amazing advisors:

- **Andrew Kortina**. Kortina co-founded Venmo and Fin. He is also a writer.

- **Shreyans Bhansali**. Shreyans was Venmo's 1st hire and later co-founded Socratic and Maven.

- **Chris Stanchak**. Chris founded TicketLeap and co-founded Loveseat.

- **Shira Schindel**. Shira is a publishing consultant, with experience at Blackstone and Audible.

- **Iqram Magdon-Ismail**. Iqram co-founded Venmo and Ense. He is currently building Jelly, Boz's partner platform.

- **Matt Hartman**. Matt is managing partner of Factorial Capital and was a partner at Betaworks.

What's next

In the next six months, we plan to:

- Turn our MVP into a platform and work with our beta customers to launch their communities.

- Release a self service product and acquire our first 100 customers.

- Build growth tools to grow our communities.

- Raise a larger round of funding based on our progress.

FAQ

How does this work?

1. Join Wefunder by clicking 'Sign Up' in the top right corner.

2. Choose an amount you're comfortable with. You can commit any amount you'd like **up to your legal max**, from $100 USD.

3. Confirm reservation

What is the minimum investment?

The minimum investment is $100 USD.

What's the maximum I am legally allowed to invest?

Everyone can invest up to $2,500, but some people can invest more. How much you're able to invest above that depends on your net income and net worth (due to SEC regulations).

You can see how much you're allowed to invest by adding those two numbers under "Investor Limits" here: **https://wefunder.com/settings**

While you may be legally able to invest more, your investment may be lowered depending on the interest we receive in this round.

Do I need to be an accredited investor?

No. Wefunder allows you to invest without being an accredited investor. All you have to do is sign up and invest.

Do I have to do anything for Boz as an investor?

No. But we would love to have you as part of our **Building Boz** community.

I'm outside the US - can I invest?

Yes - we can accept investments from international investors (with a few exceptions). **See here for more details.**

Will you send investor updates?

Maybe. We host weekly meetings, where we work in public, that you are welcome to attend. The content of those meetings will also be distributed in various formats to those who cannot attend.

Can I sell my investment?

Maybe. The SEC allows Reg CF participants to sell their stake in the company after a one year lockup. Wefunder can potentially facilitate that transaction once you have an interested buyer.